UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023.

Commission File Number: 001-40530

GH Research PLC

(Exact name of registrant as specified in its charter)

Joshua Dawson House

Dawson Street
Dublin 2

D02 RY95

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GH Research PLC (the “Company”) is aware that the Federal Deposit Insurance Corporation (the “FDIC”) has taken control of Silicon Valley Bank (“SVB”) as receiver. The Company does not hold any deposits at SVB nor any other direct investments at SVB, nor is SVB a lender to the Company. The Company uses large financial institutions for its commercial banking services.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: March 10, 2023

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance

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